Exhibit 3.1

Explanatory Note:  Attached below is Section 1 of Article II of the Company’s Restated Bylaws, which was amended as set forth below.  Only Section 1 of Article II of the Restated Bylaws is included (as restated in its entirety) in this exhibit to the Company’s Form 8-K.

Text that was deleted is shown with a strikethrough, and text that was added is shown with a double underline.

ARTICLE II
BOARD OF DIRECTORS

Section 1.  General Powers and Number.  All corporate powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under, the direction of its Board of Directors, which shall consist of not less than six (6) nor more than ~~ten (10)~~ eleven (11) directors, the exact number of which shall be fixed from time to time by resolution of the Board of Directors.  The Board of Directors shall elect one of its members as Chairman, who, when present, shall preside at all meetings of the shareholders and Board of Directors.

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